140 Scott Drive
Menlo Park, California 94025
Tel:+1.650.328.4600 Fax:+1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Barcelona	New Jersey
	Brussels	New York
	Chicago	Northern Virginia
	Frankfurt	Orange County
January 16, 2008	Hamburg	Paris
	Hong Kong	San Diego
	London	San Francisco
	Los Angeles	Shanghai
John Reynolds, Assistant Director	Madrid	Silicon Valley
Office of Beverages, Apparel and Health Care Services	Milan	Singapore
United States Securities and Exchange Commission	Moscow	Tokyo
Division of Corporation Finance	Munich	Washington, D.C.
100 F Street, N.E.
Washington, D.C. 20549-3628	File No. 039215-0005

Re:	bebe stores, inc.
Form 10-KSB for Fiscal Year Ended July 7, 2007
File No. 0-24395

Dear Mr. Reynolds:

On behalf of bebe stores, inc. (the “Company”), we are hereby filing this letter to address the comments received from the Staff of the Securities and Exchange Commission (the “Commission”).  For ease of review, we have set forth each of the numbered comments of your letter and our responses thereto.

Form 10-K

Signatures

1.                                      Please include the signature of the controller of principal accounting officer and designate it accordingly.

Response:  In response to the Staff’s comment, we advise the Staff that the Company’s Principal Financial Officer, Walter Parks, is also the Company’s Principal Accounting Officer and that the Company will designate him accordingly in the Company’s next Annual Report on Form 10-K.

Schedule 14A

Compensation Discussion and Analysis, page 10

1.                                      You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved by your named executive officers to earn their cash incentive bonuses and performance-based restricted stock unit bonuses.  For example, we note the Cash Incentive Plan with its “Total Award” consisting of four components.  In addition, we note “certain EPS and SSS performance targets (as established by the Compensation Committee)” and “divisional goals such as division year over year comparative sales, division comparative gross margin or other divisional result goals.”  Please disclose the specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b).  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.  In discussion how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Response:  In response to the Staff’s comment, in its fiscal 2008 Compensation Discussion and Analysis the Company will provide a quantitative discussion of all of the terms of the material targets for the Company’s named executive officers necessary to be achieved to earn cash incentive bonuses and performance-based restricted stock unit bonuses.  Attached as Exhibit A is a marked copy of the Company’s fiscal 2007 Compensation Discussion and Analysis to show the type of disclosure that the Company intends to make next year.  With respect to the details of the sales and merchandise plan set by the Compensation Committee, which includes numerous components that differ for each named executive officer, the Company does not believe that such details are material given that they relate to a relatively small portion of each named executive officer’s total compensation or otherwise provide material information to investors as to the Company’s compensation practices.

Benchmarking, page 13

2.                                      You have stated that you consider “benchmarking” in executive compensation decisions, and you have identified a portion of the companies in the benchmark group.  In future filings, in discussions of benchmarking, please identify each benchmarking company, if material.  See Item 402(b)(2)(xiv).

Response:  In response to the Staff’s comment, the Company will identify each benchmarking company, if material, in future filings.

* * *

I hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese
of Latham & Watkins LLP

cc:           Susann Reilly
                Walter Parks
                Larry Smith

Exhibit A

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Philosophy

                The Compensation Committee’s compensation philosophy is to pay its executives for performance and to align their Total Direct Compensation (as defined below) to shareholder value. (See explanation of alignment below in Compensation Components, Stock Options.) Accordingly, an executive’s total cash compensation (made up of base salary and bonus) is generally targeted below the median of salaries among other companies within our industry and the long term compensation component (made up of stock options and/or restricted shares) is used to bring an executive’s Total Direct Compensation to approximately the median of Total Direct Compensation levels among such companies. (See further explanation set forth below in Benchmarking.)

                The Compensation Committee meets to consider, establish and/or approve the compensation of our Chief Executive Officer and other executive officers on an annual basis, or at the time of hire, promotion or other change in responsibilities.

Total Direct Compensation

                Total Direct Compensation is the sum of base salary, annual incentive bonus and long-term compensation, currently delivered through stock option and/or restricted stock unit awards. The Compensation Committee considers a number of factors when determining the amount of total direct compensation to award executive officers each year. These factors include: individual performance; performance of the overall business as well as the relevant business unit(s); recommendations from management and the committee’s compensation consultant (see Benchmarking); competitive market data for the previous one and three year periods; broad trends in executive compensation; retention considerations; and internal pay equity.

Compensation Components

                Base Salary

                The Compensation Committee reviews and determines the base salary for the executive officers. In determining base salaries, the Compensation Committee reviews a number of factors including: the ranges of base salary for similar positions paid within the apparel retail industry (see below, Benchmarking); individual performance during the prior fiscal year; level, size and complexity of responsibility of the position; and industry competition for executive talent. In aiding with the assessment of individual performance, the Committee reviews the recommendations of the Chief Executive Officer who annually evaluates the performance of the other named executive officers. Regarding its assessment of the Chief Executive Officer’s performance, the Committee places added emphasis on our financial performance, his or her specific expected contributions, and compensation surveys (see below, Benchmarking).

                Changes in base salary impact target and actual bonus payouts as those are based on a percentage of base salary. Base salaries are generally set below the median of our peer group of companies.

                Incentive Cash Compensation

                We maintain a cash bonus plan (“Cash Incentive Plan”) to reward certain of our employees for their participation in our success and to provide incentive for such employees to continue to maximize our profitability.

                For fiscal 2007, the Compensation Committee adopted a bonus plan where each eligible participant may receive an annual bonus equal to a certain percentage of his or her base salary (the percentage defined as “Total Award”). The particular percentage of salary established by the Compensation Committee for each position ranges from 10% to 50% based on the participant’s level of responsibility, with greater percentages applicable to the more senior executive officers (see below, Fiscal 2008 Compensation, Cash Incentive Plan for the specific percentages applicable to each executive position).

                For fiscal 2007, the Total Award is comprised of, and would be earned (in parts and if at all) based on the successful achievement of, up to four components: (1) the individual’s management bonus objectives (“MBOs”, see the following paragraph for description); (2) our achievement of divisional income; (3) our achievement of target same comparable store sales (“SSS”); and (4) our achievement of target ranges of earnings per share (“EPS”), each as established by the Compensation Committee. The applicability and weight of each component within any executive’s Total Award may vary depending on the individual’s particular position. For example, executive divisional heads will have a portion of their Total Award tied to divisional income and those with positions having more direct effect on SSS and/or EPS will have more of their bonus weighted on our meeting SSS and/or EPS targeted goals, as appropriate.

                Each executive officer submits proposed personal goals which are reviewed and/or initially revised by the Chief Executive Officer, executive management member(s), or the Compensation Committee itself, as appropriate. Then, in consultation with the Chief Executive Officer (and/or executive management member(s)), the Committee reviews, revises (as appropriate) and approves the final individual goals for each executive officer. Regarding the Chief Executive Officer, he or she will submit his or her own proposed personal goals directly to the Compensation Committee for review, revision and/or approval.

                Once approved by the Committee, the executive’s personal goals become the executive’s management bonus objectives (“MBOs”). Examples of such MBOs include, depending on the particular position held: total corporate or divisional comparative sales; comparable store sales; operating profit; comparative gross margin dollars; inventory shrink; and any goal determined by the Committee to be appropriate to the individual. In addition, for certain executive positions, MBOs may also include additional performance targets that relate to company or divisional earnings, expenses and other results.

                At the end of a fiscal year, and in consultation with the Chief Executive Officer (and/or executive management member(s), as may be appropriate), the Committee will review the performance of each executive as compared with his or her MBOs. If the Compensation Committee determines that one or more of the executive’s MBO’s was not met, the executive is not eligible for any component of the Total Award. However, if the Compensation Committee determines that all of the individual’s MBOs were achieved, then that certain percentage of the potential Total Award attributable to the individual’s MBO’s (as such percentage was determined by the Compensation Committee) is payable and that individual would be eligible for the other components of the Total Award as follows. Only having achieved the MBO threshold, such executive may now also be entitled to receive the remaining balance of the Total Award, or a portion thereof, as follows.

                Each remaining component of the individual’s potential Total Award is payable only to the extent that such component goals are also met. Specifically, the SSS portion of an individual’s bonus only becomes payable if the SSS target was achieved; the divisional income portion is payable only if the divisional income or other stated divisional goal is met; and the EPS portion is payable if, and then to the extent, the EPS goal is met. Specifically related to the EPS portion, subject to the achievement of a certain minimum EPS level (as previously set by the Compensation Committee and below which, no EPS portion would be payable), the EPS portion of an individual’s bonus would become payable on a sliding scale depending on the actual level of EPS achieved.

                For fiscal 2007, the quantitative bonus objectives for each of our Named Executive Officers (other than Mr. Mashouf who elected to waive any potential bonus under the Cash Incentive Plan), as well as the percentage of target bonus earned for the achievement of such objectives, are set forth in the following chart.  The first bonus objective for each individual set forth in the following chart represents the MBOs referred to above for that individual.  If this objective is not met, then the Named Executive Officer is not eligible for any award under the Cash Incentive Plan.

Named Executive Officer	Fiscal 2007 Quantitative Bonus Objectives
Gregory Scott

25 percent of target bonus earned upon achievement of a sales and merchandise plan set by the Committee.

An additional 37.5 percent of target bonus earned upon achievement of a 10 percent growth in earnings per share (for a total of 62.5 percent of target bonus).

An additional 37.5 percent of target bonus earned upon achievement of a 20 percent growth in earnings per share (for a total of 100 percent of target bonus).

Up to an additional 100 percent of target bonus earned upon achievement of between 20 percent and 50 percent growth in earnings per share.

Walter Parks

25 percent of target bonus earned upon achievement of a sales and merchandise plan set by the Committee.

An additional 37.5 percent of target bonus earned upon achievement of a 10 percent growth in earnings per share (for a total of 62.5 percent of target bonus).

An additional 37.5 percent of target bonus earned upon achievement of a 20 percent growth in earnings per share (for a total of 100 percent of target bonus).

Up to an additional 100 percent of target bonus earned upon achievement of between 20 percent and 50 percent growth in earnings per share.

Barbara Wambach

25 percent of target bonus earned upon achievement of a sales and merchandise plan set by the Committee.

An additional 37.5 percent of target bonus earned upon achievement of a 10 percent growth in earnings per share (for a total of 62.5 percent of target bonus).

An additional 37.5 percent of target bonus earned upon achievement of a 20 percent growth in earnings per share (for a total of 100 percent of target bonus).

Up to an additional 100 percent of target bonus earned upon achievement of between 20 percent and 50 percent growth in earnings per share.

Susan Peterson

30 percent of target bonus earned upon achievement of a sales and merchandise plan set by the Committee.

An additional 30 percent of target bonus earned upon achievement of divisional income of no less than the budgeted amount (for a total of 60 percent of target bonus).

An additional 20 percent of target bonus earned upon achievement of a ten percent growth in earnings per share (for a total of 80 percent of target bonus).

An additional 20 percent of target bonus earned upon achievement of a 20 percent growth in earnings per share (for a total of 100 percent of target bonus).

Up to an additional 100 percent of target bonus earned upon achievement of between 20 percent and 50 percent growth in earnings per share.

Lawrence Smith

30 percent of target bonus earned upon achievement of a sales and merchandise plan set by the Committee.

An additional 30 percent of target bonus earned upon achievement of targeted corporate comparable sales (for a total of 60 percent of target bonus).

An additional 20 percent of target bonus earned upon achievement of a 10 percent growth in earnings per share (for a total of 80 percent of target bonus).

An additional 20 percent of target bonus earned upon achievement of a 20 percent growth in earnings per share (for a total of 100 percent of target bonus).

Up to an additional 100 percent of target bonus earned upon achievement of between 20 percent and 50 percent growth in earnings per share.

                Stock Options

                We believe that employee equity ownership provides executive officers with significant additional motivation to maximize value for our shareholders. Because stock options are granted with an exercise price equal to the prevailing market price on the grant date (“Exercise Price”), stock options will only have value if our stock price increases over the Exercise Price. Thus, we believe that stock options are a critical component to our compensation program as they serve to align the interests of executive officers closely with other shareholders because of the direct benefit executive officers receive through improved stock performance. Accordingly, the Compensation Committee established an Option Grant Plan, as further described below.

                Generally, the size of stock option awards made pursuant to the Option Grant Plan is determined in light of the relative responsibilities of the executive officer, his or her historical and/or expected contributions to us, as well as recruitment and retention considerations.

                Certain newly hired executive officers receive relatively larger initial stock option grants vesting over a four year period in order to bring them up to competitive levels of annual compensation and to replace options forfeited as a result of joining us.

                Annual grants are typically used after the initial stock option grant to address retention considerations and to tie compensation to financial performance. The Compensation Committee considers the relative size and value of the initial stock option grant to an executive officer in order to determine the appropriate size of the executive’s subsequent annual grant, if any.

                An annual option grant will be made by the Compensation Committee at its meeting scheduled in the third month of the first fiscal quarter of each fiscal year. All other option grants for which a request has been submitted for approval by our human resources department, such as grants made in connection with new hires, employee promotions and employee superior performance, will be approved by unanimous written consent by the Compensation Committee effective on the 15th (or, if occurring on a weekend or holiday, the next business day thereafter) of the month following the month in which the grant request was submitted. However, in months in which we have an earnings release scheduled on or after the date on which such grants would otherwise become effective, the effective date of the grants approved by the Compensation Committee will be two business days following the earnings release. Notwithstanding any of the foregoing, any grants which would have otherwise become effective in July will not become effective until two days after the earnings release in August and if any signature to the unanimous written consent is dated after the intended effective date, the grants shall be effective on the date the last signature page is received.

                Prior to July 2005, options granted generally vested over a four year period, subject to continuous employment, with 20% of the shares subject to the grant vesting at the end of the first year, 20% vesting in equal monthly installments during the second year, and the balance vesting in equal monthly installments over the remaining two years. The Compensation Committee determined in July 2005 to change the vesting schedule of any future option granted to vest annually over a four year period, subject to continuous employment, at the rate of 20% after the first anniversary of grant, 20% after the second anniversary and 30% after each of the third and fourth anniversaries.

                Restricted Stock

                In addition to having shareholder value and retention characteristics similar to those associated with Stock Options, we believe that awards or grants of restricted stock units are appropriate when an executive or other officer has demonstrated a high level of performance, when it may be part of a particular executive’s initial offer package, when retention concerns might exist or when they are used to bring the executive’s Total Direct Compensation up towards median or higher levels as compared with our peers. Therefore, the Committee has adopted a Restricted Stock Incentive Plan whereby it may award or grant officers restricted stock units (“RSUs”).

                The determination of the size of the a restricted stock units (RSUs) award for an individual officer is based on particular officer’s responsibilities and expected contribution as well as a determination of the Compensation Committee, with the recommendation of management, as to the best motivator for that particular officer. A particular RSU award may be either performance based, where the granting of such award is contingent upon certain performance goals being met, or may be simply granted immediately.

                Performance based RSUs awarded under this plan are “awarded” near the beginning of the applicable fiscal year, or other specified period, and the granting of these RSUs are tied to either the individual’s or business specific performance targets, as are determined by the Compensation Committee. These performance based RSUs would then be “granted” only upon the Compensation Committee’s determination of successful achievement of the applicable targets assigned to the particular individual.

                During and related to fiscal year 2007, the Compensation Committee determined that executive, cross-divisional and cross-functional support positions would have their performance based RSU awards tied to the achievement of certain EPS and SSS performance targets (as established by the Compensation Committee) and that division specific positions would have their performance based RSU awards tied to divisional goals such as division year over year comparative sales, division comparative gross margin or other divisional result goals.

                In some cases, the actual number of performance based RSUs granted may not match the initially communicated RSU award amount. If a minimum EPS or SSS performance target is met, as established and confirmed by the Compensation Committee, then the number of RSUs actually granted will be calculated by a multiplier, the size of which is determined by the actual level of EPS and/or SSS achieved.

                Additionally, at Compensation Committee discretion, RSU’s may also be granted immediately upon award and not subject to performance or time conditions. Whether the RSUs are performance based or immediately granted, once granted, they typically will vest over a two year period, vesting 50% on the first anniversary, and 50% on the second anniversary, of the grant date.

                The Compensation Committee, at its discretion, and depending on the individual’s past and/or expected performance and/or specific retention or other considerations, may award performance based RSUs or immediately granted RSUs as a method to bring an officer up to approximately the median total compensation level of companies within our industry or may award or grant such RSUs to push the officer’s total compensation above the median.

                The timing of RSU requests, awards, grants, and subsequent Committee approvals is identical to that which applies to stock options. See above, Compensation Components, Stock Options.

Deviation

                In implementing any of the procedures described above in fiscal 2007 (or below as described in Fiscal 2008 Compensation), any deviation must be approved by the Compensation Committee.

                For fiscal 2007, the quantitative performance-based RSU objectives for each of our Named Executive Officers (other than Mr. Mashouf who does not receive such grants) are as follows.

Named Executive Officer	Fiscal 2007 Quantitative Performance-Based RSU Grant Objectives
Gregory Scott

50% of target with earnings per share growth of at least 10 percent; 100% of target with earnings per share growth of at least 20 percent; and up to an additional 100% of target with earnings per share growth between 20 percent and 50 percent.

Walter Parks

50% of target with earnings per share growth of at least 10 percent; 100% of target with earnings per share growth of at least 20 percent; and up to an additional 100% of target with earnings per share growth between 20 percent and 50 percent.

Barbara Wambach

50% of target with earnings per share growth of at least 10 percent; 100% of target with earnings per share growth of at least 20 percent; and up to an additional 100% of target with earnings per share growth between 20 percent and 50 percent.

Susan Peterson	100% of target with comparable store sales growth of at least 10.1%; 50% of target with comparable store sales growth of at least 9%.
Lawrence Smith

50% of target with earnings per share growth of at least 10 percent; 100% of target with earnings per share growth of at least 20 percent; and up to an additional 100% of target with earnings per share growth between 20 percent and 50 percent.

                Benchmarking

                In order to assist the Compensation Committee in assessing appropriate levels of compensation for our named executive officers, the Compensation Committee engages a compensation consultant, who provides the Committee with certain compensation surveys. These surveys identify and analyze compensation awarded to CEOs and other executive officers at our Benchmark Companies (defined below) and also compare our one and three year financial performances against those Benchmark Companies. For each of fiscal years 2007 and 2008, the Compensation Committee engaged a compensation consultant, Towers Perrin, who provided compensation and performance information from at least sixteen companies doing business within the apparel and specialty retail industry, including Guess?, Inc., Chicos FAS, Inc., Gymboree Corp., and Urban Outfitters, Inc. (this group of companies are referred to throughout the Compensation Discussion and Analysis as “Benchmark Companies”).

                The Committee compares each executive officer’s base, bonus, long-term compensation and total direct compensation to those components awarded to similar positions at the Benchmark Companies as available and identified in the compensation surveys. The Committee uses the surveys for guidance only and does not apply them rigidly.

                The most recent survey provided by our compensation consultant compared our performance from fiscal year 2006 (ending July 1, 2006) in categories of net sales, net income, total shareholder return and market value to the most recent and publicly available numbers in the same categories (as of July 25, 2007) taken from the Benchmark Companies. Due to the fact that Benchmark Companies and bebe publicly report their results at different times throughout any given year, it is not possible to compare numbers for the same periods of time. When comparing our fiscal year 2006 numbers to those reported by the Benchmark Companies during the previous year as of July 25, 2007, our numbers compared and ranked as follows:

	bebe results*	Percentile	Percentile	Percentile
	yr ended (7/1/06)	Rank	1-Yr Growth Rank	3-Yr Growth Rank
Total sales	$579	28%
Sales 1-yr growth	14%		48%
Sales 3-yr growth	21%			59%
Income	$74	71%
Income 1-yr growth	11%		43%
Income 3-yr growth	56%			83%
Market Value	$1,388	67%
Total Shareholder Return 1-yr	5%		37%
Total Shareholder Return 3-yr	23%			57%

* numbers listed with $ are in thousands; numbers listed with % are compounded annual growth rates.

2007 Compensation of Named Executive Officers

                Total Compensation for the named executive officers payable in fiscal 2007 was established per the policies described above and is specifically described both in the paragraphs that follow and as identified in the SUMMARY COMPENSATION TABLE below.

                Base Salary

                In fiscal 2007, the base salary for each executive was carefully evaluated and determined after analyzing the results of the survey commissioned by the Compensation Committee, the reports and performance reviews provided by the Chief Executive Officer and the other considerations described above. Based on this evaluation, the Compensation Committee increased salaries as follows: Mr. Scott’s base salary was increased from a rate of $500,000 per annum to a rate of $600,000 per annum; Mr. Parks base annual salary rate was increased from $306,074 to $380,000; Ms. Wambach’s base annual salary rate was increased from $350,000 to $360,500; Ms. Peterson’s annual base salary rate was increased from $287,000 to $296,010; and Mr. Smith’s annual base salary rate was increased from $200,000 to $240,204. In addition to his compensation increase, Mr. Parks was promoted from Chief Financial Officer to Chief Operating Officer and Chief Financial Officer and assigned supervision of more areas of responsibility. As stated in footnote 10 to the SUMMARY COMPENSATION TABLE, Mr. Mashouf voluntarily reduced his annual base salary rate from $500,000 to $120,000. Base salary details are shown in the SUMMARY COMPENSATION TABLE below.

                Incentive Cash Compensation

                Any bonus payable in fiscal 2007 is reflected in the SUMMARY COMPENSATION TABLE below and would have been earned during fiscal 2006. Our executives’ bonus goals and targets for fiscal 2006 were established by the Compensation Committee in accordance with the bonus plan described above. In cases where the Compensation Committee determined that one or more of an executive’s individual MBOs were not achieved, no bonus was payable. The Committee determined that all of Mr. Smith’s MBOs and company goals were met and awarded him a bonus of $59,176. Mr. Mashouf voluntarily elected to waive any potential fiscal year 2006 bonus which may have been payable during fiscal 2007. Details of the Incentive Cash Compensation paid in fiscal 2007 are found in the SUMMARY COMPENSATION TABLE below.

                Stock Options

                After considering the factors described above in Compensation Components, Stock Options, and based on an analysis of his performance in fiscal 2006, his historical and/or expected contributions, and considering retention considerations, the Compensation Committee awarded Mr. Scott an option grant of 120,000 shares in fiscal 2007. Based on similar considerations, the Compensation Committee at the same time also awarded the other named executives with the following option grant awards: Mr. Parks — 30,000 shares; Ms. Wambach — 20,000 shares; Ms. Peterson — 20,000 shares; and Mr. Smith — 10,000 shares. Mr. Mashouf voluntarily elected to waive any potential option grant in fiscal 2007. Each of these granted options had strike prices of $21.30, the NASDAQ closing price on the grant date. See below, OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END.

                Restricted Stock

                As a means for both retention and to provide motivation, and per the policy and procedure described above in Compensation Components, Restricted Stock, the Compensation Committee also awarded the named executive officers the following listed number of performance based RSUs, which would only be granted upon certain ~~EPS and SSS~~ targets described above being reached during fiscal 2007: Mr. Scott — 9,000 shares; Mr. Parks — 4,000 shares; Ms. Wambach — 4,000 shares; Ms. Peterson — 2,000 shares; and Mr. Smith — 1,000 shares. (These RSUs are not reflected on the SUMMARY COMPENSATION TABLE as the ~~EPS and SSS~~ targets for fiscal 2007 were not reached and thus the RSUs were therefore not granted, nor expensed.)

Fiscal 2008 Compensation

                In September 2007, the Compensation Committee adopted the following policies and plans for fiscal year 2008: Cash Incentive Plan (“Cash Bonus Plan”), Option Grant Policy and Restricted Stock Incentive Plan. The Compensation Committee administers each of these plans and policies.

                Cash Incentive Plan

                The Cash Incentive Plan the Compensation Committee approved for fiscal 2008 mirrors the plan described above in Compensation Components, Incentive Cash Compensation, with the following exceptions: (1) corporate EPS targets as described above have been replaced with corporate earnings targets for fiscal 2008 and (2) the potential bonus payouts as a percentage of salary have been changed for the following positions: Chief Executive Officer (increased to 70% from 50%); Chief Operating Officer and Chief Financial Officer (increased to 50% from 40%); Chief Administrative Officer (increased to 50% from 35%); and President of the BEBE SPORT division (set for Fiscal Year 2008 at 50% with no prior year comparison available as this position did not exist in FY 2007). The percentage available for the other named executive officers remains at 30%.

                Option Grant Policy

The Option Grant Policy the Compensation Committee approved for fiscal 2008 contains the same components described above in Compensation Components, Stock Options.

                Restricted Stock Incentive Plan

                The Restricted Stock Incentive Plan the Compensation Committee approved for fiscal 2008 contains the same components described above in Compensation Components, Restricted Stock, except that as related to performance based stock awards, the actual granting would now depend on achievement of certain set earnings goals to the extent it formerly depended on set earnings per share (EPS) goals.

                Employment Contracts and Change in Control Arrangements

                In the event of a Change in Control (as defined in the 1997 Plan), the vesting of restricted stock awards will be accelerated in full unless our right to reacquire the shares upon the participant’s termination of service is assigned to the entity employing the participant immediately after the Change in Control or to its parent or a subsidiary. Options and restricted stock units will become vested in full upon a Change in Control if they are not continued, assumed or replaced by the surviving company or its parent.

                Except for an Offer Letter which sets forth the basic terms concerning an executive’s at-will employment relationship, we do not have any employment agreements with any of our executives. Additionally, other than as stated in the previous paragraph, we do not have any change in control arrangements with any of our executives.

                Section 162(m) of the Internal Revenue Code

                We have considered the provisions of Section 162(m) of the Internal Revenue Code of 1986, and related Treasury Department regulations, which restrict deductibility of executive compensation paid to the Chief Executive Officer, Chief Financial Officer and each of the three other most highly compensated executive officers holding office at the end of any year to the extent such compensation exceeds $1,000,000 for any of such officers in any year and does not qualify for an exception under the statute or regulations. Income from options granted under our shareholder-approved 1997 Plan would generally qualify for an exemption from these restrictions so long as the options are granted by a committee whose members are outside directors within the meaning of Section 162(m) and have an exercise price no less than the fair market value of the underlying shares on the date of grant. We expect that the Compensation Committee will continue to be comprised of outside directors, and that to the extent such committee is not so constituted for any period of time, the options granted during such period will not be likely to result in compensation exceeding $1,000,000 in any year. The Compensation Committee does not believe in general that other components of our compensation will be likely to exceed $1,000,000 for any executive officer in the foreseeable future, and therefore concluded that no further action with respect to qualifying such compensation for deductibility is necessary at this time. In the future, the Compensation Committee will continue to evaluate the advisability of qualifying its executive compensation for deductibility under Section 162(m). The Compensation Committee’s policy is to qualify its executive compensation for deductibility under applicable tax laws as practicable.